Rule 3.19A.2

                      CHANGE OF DIRECTOR'S INTEREST NOTICE
                                  APPENDIX 3Y


Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

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NAME OF ENTITY                    JUPITERS LIMITED
ABN                               78 010 741 045
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We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.
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NAME OF DIRECTOR                  Robert Andrew Hines
DATE OF LAST NOTICE               18 Oct 02
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PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

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DIRECT OR INDIRECT INTEREST                Indirect
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NATURE OF INDIRECT INTEREST                Employee Share Plan
(INCLUDING REGISTERED HOLDER)              (Australian Trustees Pty Ltd)
Note: Provide details of the
circumstances giving rise to
the relevant interest.
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DATE OF CHANGE                             15 Jan 03
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NO. OF SECURITIES HELD PRIOR TO CHANGE     29,500 ordinary shares
                                           506 ordinary shares-indirect
                                             (Australian Trustees Pty Ltd
                                              - employee share plan)
                                           500,000 options
                                           30 Reset Preference Shares
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CLASS                                      Ordinary
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NUMBER ACQUIRED                            40
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NUMBER DISPOSED                            -
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VALUE/CONSIDERATION                        $245
Note: If consideration is
non-cash, provide details and
estimated valuation
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NO. OF SECURITIES HELD AFTER CHANGE       29,500 ordinary shares
                                          546 ordinary shares- indirect
                                           (Australian Trustees Pty Ltd -
                                           employee share plan)
                                          500,000 options
                                          30 Reset Preference Shares
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NATURE OF CHANGE                          On-market purchase by Australian
Example: on-market trade,                 Trustees Pty Ltd in relation to
off-market trade, exercise                the Jupiters Limited  Employee
of options, issue of                      Share Plan.
securities under dividend
reinvestment plan,
participation in buy-back
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PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

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DETAIL OF CONTRACT                        -
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NATURE OF INTEREST                        -
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NAME OF REGISTERED HOLDER                 -
(IF ISSUED SECURITIES)
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DATE OF CHANGE                            -
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NO. AND CLASS OF SECURITIES               -
TO WHICH INTEREST RELATED
PRIOR TO CHANGE
Note: Details are only required
for a contract in relation
to which the interest
has changed
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INTEREST ACQUIRED                         -
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INTEREST DISPOSED                         -
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VALUE/CONSIDERATION                       -
Note: If consideration
is non-cash, provide details
and an estimated valuation
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INTEREST AFTER CHANGE                     -
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+ See chapter 19 for defined terms.